UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Columbus, Ohio

June 22, 2017

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	December 31, 2016
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Investments, at fair value (see Note 7)
Registered investment companies	$371,045,386	$15,269,859	$–	$386,315,245
Collective trust funds	1,412,853,250	–	–	1,412,853,250
Common stock other than NextEra Energy, Inc. common stock	270,387,389	–	–	270,387,389
NextEra Energy, Inc. common stock	424,506,346	961,994,763	–	1,386,501,109

Total investments, at fair value	2,478,792,371	977,264,622	–	3,456,056,993
Investments, at contract value (see Note 8)	321,574,692	–	–	321,574,692

Total investments	2,800,367,063	977,264,622	–	3,777,631,685

Receivables
Participant loans	70,823,295	–	–	70,823,295
Pending trades due from brokers	921,820	–	–	921,820
Other receivables	177,479	220,887	–	398,366

Total receivables	71,922,594	220,887	–	72,143,481

Non-interest bearing cash	354,442	–	–	354,442

Total assets	2,872,644,099	977,485,509	–	3,850,129,608

LIABILITIES
Pending trades due to brokers	664,816	–	–	664,816
Other payables	1,401,526	124,931	–	1,526,457

Total liabilities	2,066,342	124,931	–	2,191,273

NET ASSETS AVAILABLE FOR BENEFITS	$2,870,577,757	$977,360,578	$–	$3,847,938,335

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	December 31, 2015
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Investments, at fair value (see Note 7)
Registered investment companies	$259,161,413	$7,388,939	$–	$266,550,352
Collective trust funds	1,261,798,137	–	–	1,261,798,137
Common stock other than NextEra Energy, Inc. common stock	356,182,868	–	–	356,182,868
NextEra Energy, Inc. common stock	398,691,869	864,544,426	10,535,693	1,273,771,988
Corporate bonds	28,560	–	–	28,560

Total investments, at fair value	2,275,862,847	871,933,365	10,535,693	3,158,331,905
Investments, at contract value (see Note 8)	307,451,143	–	–	307,451,143

Total investments	2,583,313,990	871,933,365	10,535,693	3,465,783,048

Receivables
Participant loans	71,861,913	–	–	71,861,913
Pending trades due from brokers	630,660	–	–	630,660
Other receivables	2,443,708	–	58	2,443,766

Total receivables	74,936,281	–	58	74,936,339

Non-interest bearing cash	649,288	9	–	649,297

Total assets	2,658,899,559	871,933,374	10,535,751	3,541,368,684

LIABILITIES
Leveraged ESOP note: (see Note 4)
Current	–	–	3,340,882	3,340,882
Interest payable (Leveraged ESOP)	–	–	10,791	10,791
Pending trades due to brokers	498,776	–	–	498,776
Other payables	2,159,337	56,444	–	2,215,781

Total liabilities	2,658,113	56,444	3,351,673	6,066,230

NET ASSETS AVAILABLE FOR BENEFITS	$2,656,241,446	$871,876,930	$7,184,078	$3,535,302,454

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
Additions to net assets attributed to:
Net appreciation in fair value of investments	$201,762,546	$128,339,233	$837,714	$330,939,493
Interest income	8,841,741	–	–	8,841,741
Dividend income	24,438,421	28,162,776	26,818	52,628,015

Net investment income	235,042,708	156,502,009	864,532	392,409,249

Contributions
Participant	146,611,676	–	–	146,611,676
Employer – cash	–	–	3,394,717	3,394,717
Employer – NextEra Energy, Inc. common stock	–	40,783,690	–	40,783,690
Allocation of Leveraged ESOP shares	–	11,373,407	–	11,373,407

Total contributions	146,611,676	52,157,097	3,394,717	202,163,490

Transfer from/to nonparticipant-directed investments	50,475,647	999,500	–	51,475,147

Total net additions	432,130,031	209,658,606	4,259,249	646,047,886

Deductions from net assets attributed to:
Interest expense	–	–	69,920	69,920
Benefit payments to participants and beneficiaries	213,162,680	53,328,184	–	266,490,864
Management and administrative expenses	3,631,540	371,127	–	4,002,667
Transfer from/to participant directed investments	999,500	50,475,647	–	51,475,147
Decrease in Leveraged ESOP unallocated account	–	–	11,373,407	11,373,407

Total deductions	217,793,720	104,174,958	11,443,327	333,412,005

Net increase/(decrease)	$214,336,311	$105,483,648	$(7,184,078)	$312,635,881

Net assets available for benefits at December 31, 2015	$2,656,241,446	$871,876,930	$7,184,078	$3,535,302,454

Net assets available for benefits at December 31, 2016	$2,870,577,757	$977,360,578	–	$3,847,938,335

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1.	Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. Employees in the IBEW 2150 at NextEra Energy Point Beach are eligible to participate in the Plan on the first day of employment.

The Plan included leveraged employee stock ownership plan (Leveraged ESOP) provisions through the expiration of the Leveraged ESOP on March 17, 2016 (see Note 4). The Plan continues to contain employee stock ownership provisions following the Leveraged ESOP expiration. The Leveraged ESOP and its successor employee stock ownership plan (ESOP) are both stock bonus plans within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that are qualified under Section 401(a) of the Code and are designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash. Dividends on unallocated Company Stock held in the Leveraged ESOP did not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. Effective January 1, 2016, all non-bargaining and certain bargaining unit employees can make Roth after-tax contributions to the Plan, subject to the 50% limit above. In addition, employees age 50 or older who contributed the maximum annual amount allowable under the Pretax Option in the Plan have the option of contributing an additional pretax catch up contribution in accordance with Code Section 414(v). Effective January 1, 2016, all non-bargaining and certain bargaining unit employees age 50 or older can also make Roth catch-up contributions, subject to the same limitations above.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NextEra Energy Point Beach bargaining unit eligible employees represented by IBEW 2150 (Eligible Employee) hired or rehired after January 1, 2008 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire or rehire. All non-bargaining eligible employees and bargaining unit eligible employees at the NextEra Energy Resources Operating Services, Inc.’s Jamaica Bay Bayswater Plant, bargaining unit eligible employees at NextEra Energy Duane Arnold, LLC (NextEra Energy Duane Arnold) in the International Union, Security Police and Fire Professionals of America local 214 and bargaining unit eligible employees at NextEra Energy Point Beach (not represented by IBEW 2150) hired or rehired on or after January 1, 2015 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire or rehire. NextEra Energy Maine Operating Services, LLC (Nextera Energy Maine) bargaining unit eligible employees hired or rehired on or after July 1, 2015 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire or rehire.

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

Employer Contributions

The table below presents the Employer contribution formula for the various Participant groups covered by the Plan as of December 31, 2016 and 2015.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Non-Bargaining and Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) Non-Bargaining Employees hired prior to November 1, 2002 NextEra Energy Seabrook Bargaining Unit Employees hired prior to January 1, 2004	100% on the first 3% of employee contribution

NextEra Energy Duane Arnold Non-Bargaining Employees hired prior to January 27, 2006 and NextEra Energy Point Beach Non-Bargaining Employees hired prior to September 28, 2007

NextEra Energy Duane Arnold Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees (not represented by IBEW 2150)

100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 2150	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

Through March 2016, all or part of the required Company contributions to the Plan were made in the form of Company Stock allocated from shares held in suspense in the Leveraged ESOP account based on the fair value of the shares on the date of allocation. The Company made cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP account and the required principal and interest payments on Acquisition Indebtedness (see Note 4). In 2016 the Company contributed cash of $3,394,717 for required principal and interest payments on Acquisition Indebtedness. Contributions were subject to certain limitations. In March 2016, all of the remaining shares in the Leveraged ESOP suspense account used for match were allocated to participants. Upon the expiration of the Leveraged ESOP and prospectively, the Company is providing matching contributions through the ESOP in the form of Company Stock.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2016 totaled $999,500 and forfeitures applied to administrative fees in 2016 totaled $404,234. At December 31, 2016 and 2015, the balance of the forfeiture account was $91,874 and $153,105, respectively.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Vesting

Participants are immediately 100% vested in employee contributions.

Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service, except as noted below.

NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002, NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006 and NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007 are fully vested immediately in Company matching contributions. For employees of NextEra Energy Maine hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service.

For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, Employer contributions are fully vested upon attaining six months of service. For bargaining unit employees of NextEra Energy Seabrook hired prior to January 1, 2009 and bargaining unit employees of NextEra Energy Point Beach other than employees represented by IBEW 2150, Employer contributions are fully vested immediately. For bargaining unit employees of NextEra Energy Point Beach represented by IBEW 2150 hired on or after September 28, 2007, Employer contributions are fully vested after attaining one year of service. For bargaining unit employees of NextEra Energy Duane Arnold existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), Employer contributions are fully vested. For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), Employer contributions are fully vested.

Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate as of the first business day of the month in which the loan is originated. Loans outstanding at December 31, 2016 carry an interest rate of 3.25% to 3.50% and mature between 2017 and 2022.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $61 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code that limited this right while Leveraged ESOP Acquisition Indebtedness remained outstanding. The Acquisition Indebtedness was repaid in March 2016. In the event of Plan termination, Participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Classification of Various Items

Certain reclassifications of prior period amounts in the notes have been made to conform to the current presentation. These reclassifications did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Recent Accounting Pronouncements

In 2015, the Financial Accounting Standards Board issued an amendment to accounting principles generally accepted in the United States which removed requirements to show investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The removal of these requirements is due to diversity in practice in fair value levelling for these investments, particularly those with future redemption dates. The amendment is effective for periods beginning after December 15, 2016 and required retrospective application on adoption. The Plan has adopted this amendment and there was no impact of the adoption on the statements of net assets available for benefits, the statement of changes in net assets available for benefits, or the associated disclosures to the financials.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock is valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 8 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

The wrapper contracts within the Managed Income Fund are a synthetic guaranteed investment contract which is valued at the contract value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily; securities held in both the Leveraged ESOP account and the ESOP account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

3.	Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4.	Leveraged Employee Stock Ownership Plan

In December 1990, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) borrowed $360 million (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc. to purchase approximately 24.8 million shares of Company Stock. The Company Stock acquired by the Master Trust (held in the Trust since December 31, 2013) was initially held in a separate account (Leveraged ESOP account) until shares were allocated to the accounts of participants under the Plan.

Acquisition Indebtedness

The Acquisition Indebtedness (Leveraged ESOP Note) was held by EMB Investments, Inc. (the Lender) which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc. The Leveraged ESOP Note carried a fixed interest rate of 9.69% per annum. The Leveraged ESOP Note was repaid quarterly using dividends received on both Company Stock held by the Leveraged ESOP account and Leveraged ESOP shares allocated to Participants’ accounts under the Plan, together with cash contributions from the Company. For dividends on shares allocated to Participants’ accounts used to repay the loan, additional shares equal in value to those dividends were allocated to Participants’ accounts under the Plan. In 2016, $26,818 in dividends received from shares held by the Leveraged ESOP account were used to repay the loan. Employer contributions for the 2016 debt service shortfall totaled $3,394,717.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

The unallocated shares of Company Stock acquired with the proceeds of the Leveraged ESOP Note were collateral for the Leveraged ESOP Note. As debt payments were made, a percentage of Company Stock was released from collateral and became available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to Participants’ accounts used to repay the Leveraged ESOP Note. The number of shares released from the Leveraged ESOP account and allocated to Participants’ accounts during the year was based on the ratio of the total of the current year’s principal and interest payments on the Leveraged ESOP Note to the total principal and interest payments remaining, including the current year. During 2016, 101,412 shares of Company Stock were released from collateral for the Leveraged ESOP Note. The 101,412 shares were used to provide Company matching contributions.

The Leveraged ESOP Note, with a carrying value of $3,340,882 at December 31, 2015, was estimated to have a fair value that was not materially different from carrying value. The fair value was estimated using a discounted cash flow valuation technique, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures (Level 2 inputs). In accordance with the terms of the Leveraged ESOP Note, the final principal payment was made in March of 2016.

5.	Nonparticipant-directed Investments

The nonparticipant-directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “Nonparticipant-Directed Unallocated” and “Nonparticipant-Directed Allocated.” The Nonparticipant-Directed assets represent Employer contributions into the ESOP and historically the Leveraged ESOP. Participants have the option to reinvest Nonparticipant-Directed Allocated shares daily.

6.	Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others.

The Leveraged ESOP Note was held by the Lender which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc., which is a wholly-owned subsidiary of the Company. As of December 31, 2015, 101,412 shares of Company Stock held by the Plan served as collateral for the Leveraged ESOP Note.

Dividend income earned by the Plan includes dividends on Company Stock. Dividends received on Company Stock held by the Leveraged ESOP account and cash contributions from the Company were used to repay the Leveraged ESOP Note. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash.

At December 31, 2016 and 2015, the number of shares of Company Stock held in Participants’ accounts totaled 11,606,405 and 12,159,364, respectively, with a fair value of $1,386,501,109 and $1,263,236,295, respectively. During 2016, dividends on shares of Company Stock held in Participants’ accounts totaled $40,796,235 and dividends on shares of Company Stock held in the Leveraged ESOP account totaled $26,818.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant Loans held by the Plan of $70,823,295 and $71,861,913 at December 31, 2016 and December 31, 2015, respectively, are also considered party-in-interest transactions.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

7.	Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurements At December 31, 2016 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$371,045,386	$–	$–	$371,045,386
Collective trust funds	–	1,412,853,250	–	1,412,853,250
Common stock other than NextEra Energy, Inc. common stock	267,670,134	–	2,717,255	270,387,389
NextEra Energy, Inc. common stock	424,506,346	–	–	424,506,346

Total participant-directed investments	1,063,221,866	1,412,853,250	2,717,255	2,478,792,371

Nonparticipant-directed investments:
NextEra Energy, Inc. common stock	961,994,763	–	–	961,994,763
Registered investment companies	15,269,859	–	–	15,269,859

Total nonparticipant-directed investments	977,264,622	–	–	977,264,622

Total investments in the fair value heirarchy	2,040,486,488	1,412,853,250	2,717,255	3,456,056,993

Investments at contract value				321,574,692

Total investments				$3,777,631,685

During the 2016 Plan year there were no transfers between Level 1 and Level 2 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value Measurements At December 31, 2015 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$259,161,413	$–	$–	$259,161,413
Collective trust funds	–	1,261,798,137	–	1,261,798,137
Common stock other than NextEra Energy, Inc. common stock	353,970,185	–	2,212,683	356,182,868
NextEra Energy, Inc. common stock	398,691,869	–	–	398,691,869
Corporate bonds	–	28,560	–	28,560

Total participant-directed investments	1,011,823,467	1,261,826,697	2,212,683	2,275,862,847

Nonparticipant-directed investments (Leveraged ESOP):
NextEra Energy, Inc. common stock	875,080,119	–	–	875,080,119
Registered investment companies	7,388,939	–	–	7,388,939

Total nonparticipant-directed investments	882,469,058	–	–	882,469,058

Total investments in the fair value heirarchy	1,894,292,525	1,261,826,697	2,212,683	3,158,331,905

Investments at contract value				307,451,143

Total investments				$3,465,783,048

During the 2015 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

8.	Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $321,574,692 and $307,451,143, respectively, at December 31, 2016 and 2015. The contract value of fully benefit-responsive investment contracts includes a government short-term collective investment trust in the amount of $708,147 and $3,041,804, respectively, at December 31, 2016 and 2015. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $2,774,449 and $3,101,673, respectively, at December 31, 2016 and 2015.

9.	Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended and restated since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Leveraged ESOP Note. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified withdrawal. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities, and an IRS audit is currently in progress for 2014 and 2015. The plan administrator believes it is no longer subject to income tax examinations by the IRS for years prior to 2013.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 Plan# 002

Schedule H, line 4i – Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Common Stock:
	AETNA INC	14,940	**	1,852,709
	AIRBNB INC	6,435	**	675,675
	ALASKA AIR GROUP INC	37,854	**	3,358,785
	ALEXION PHARMACEUTICALS	20,364	**	2,491,534
	ALIBABA GROUP HLD SPON AD	25,300	**	2,221,592
	ALLERGAN PLC	7,735	**	1,624,426
	ALPHABET INC CL A	10,100	**	8,003,744
	ALPHABET INC CL C	5,682	**	4,385,480
	AMAZON.COM INC	20,650	**	15,484,815
	AMERICAN AIRLINES GROUP	83,650	**	3,905,619
	ANTHEM INC	6,553	**	942,125
	APPLE INC	16,400	**	1,899,448
	ASML HLDG NV (NY REG SHS)	21,400	**	2,401,080
	BIOGEN INC	6,715	**	1,904,240
	BOEING CO	32,539	**	5,065,672
	BRISTOL-MYERS SQUIBB CO	27,200	**	1,589,568
	CELGENE CORP	11,800	**	1,365,850
	CENTENE CORP	22,000	**	1,243,220
	CIGNA CORP	11,100	**	1,480,629
	CITIZENS FIN GROUP INC	23,100	**	823,053
	CME GROUP INC CL A	10,782	**	1,243,704
	COSTCO WHOLESALE CORP	7,600	**	1,216,836
	CROWN CASTLE INTL CORP	11,800	**	1,023,886
	DANAHER CORP	47,700	**	3,712,968
	DOLLAR GENERAL CORP	31,300	**	2,318,391
	DROPBOX INC CL A	15,913	**	183,636
	FACEBOOK INC A	62,199	**	7,155,995
	FEDEX CORP	12,500	**	2,327,500
	FERRARI NV	19,820	**	1,152,335
	FIRST REPUBLIC BANK	3,836	**	353,449
	FORTIVE CORP	31,450	**	1,686,664
	HILTON WORLDWIDE HLDGS	95,308	**	2,592,378
	HOME DEPOT INC	12,200	**	1,635,776
	HUMANA INC	12,615	**	2,573,838
	ILLUMINA INC	3,272	**	418,947
	INCYTE CORP	4,400	**	441,188
	INTERCONTINENTAL EXCHANGE	48,000	**	2,708,160
	INTUIT INC	13,257	**	1,519,385
	INTUITIVE SURGICAL INC	5,844	**	3,706,089
	LOWES COS INC	9,900	**	704,088
	MERCK & CO INC NEW	12,646	**	744,470
	MGM RESORTS INTERNATIONAL	130,905	**	3,773,991
	MICROSOFT CORP	114,800	**	7,133,672
	MORGAN STANLEY	114,492	**	4,837,287
	NETFLIX INC	13,900	**	1,720,820
	NVIDIA CORP	8,720	**	930,773
	NXP SEMICONDUCTORS NV	34,463	**	3,377,719
	O’REILLY AUTOMOTIVE INC	3,800	**	1,057,958
	PALO ALTO NETWORKS INC	3,800	**	475,190
	PAYPAL HLDGS INC	94,200	**	3,718,074
	PHILIP MORRIS INTL INC	21,800	**	1,994,482
	PRICELINE GROUP INC	6,560	**	9,617,354
	RED HAT INC	20,300	**	1,414,910
	ROSS STORES INC	21,000	**	1,377,600
	SALESFORCE.COM INC	39,500	**	2,704,170
	SERVICENOW INC	28,081	**	2,087,542
	STARBUCKS CORP	21,600	**	1,199,232
*	STATE STREET CORP	31,816	**	2,472,740
	STRYKER CORP	18,529	**	2,219,959
	TD AMERITRADE HLDGS CORP	65,191	**	2,842,328
	TENCENT HLDGS LTD UNS ADR	72,900	**	1,765,638
	TESLA INC	11,820	**	2,525,816
	TEXTRON INC	21,300	**	1,034,328
	T-MOBILE US INC	32,100	**	1,846,071
	TRACTOR SUPPLY CO.	19,588	**	1,484,966
	UBER TECHNOLOGIES INC	10,648	**	519,327
	UNITEDHEALTH GROUP INC	27,300	**	4,369,092
	VERTEX PHARMACEUTICALS	20,700	**	1,524,969
	VISA INC CL A	89,500	**	6,982,790
	VULCAN MATERIALS CO	11,900	**	1,489,285

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	WORKDAY INC CL A	13,900	**	918,651
	YUM BRANDS INC	12,700	**	804,291
	AIRBNB INC SER E PC PP	2,935	**	308,175
	FLIPKART LTD SER G PC PP	2,913	**	147,136
	MAGIC LEAP PC SER C PP	10,937	**	291,497
	SNAP INC SER F PC PP	9,353	**	287,324
	UBER TECH SER G PP	6,243	**	304,485
	ABIOMED INC	26,239	**	2,956,611
	AFFILIATED MANAGERS GRP	17,805	**	2,587,067
	ARISTA NETWORKS INC	14,514	**	1,404,520
	ATHENAHEALTH INC	13,966	**	1,468,804
	BIO TECHNE CORP	41,397	**	4,256,854
	BLACKBAUD INC	70,464	**	4,509,696
	CORE LABORATORIES NV	21,871	**	2,625,395
	DINEEQUITY INC	48,862	**	3,762,374
	DUNKIN BRANDS GROUP INC	76,338	**	4,003,165
	ELLIE MAE INC	12,199	**	1,020,812
	EQUITY COMMONWEALTH	172,783	**	5,224,958
	EXPEDITORS INTL OF WASH	46,515	**	2,463,434
	GRACO INC	43,988	**	3,654,963
	J2 GLOBAL INC	58,402	**	4,777,284
	LENDINGCLUB CORP	271,106	**	1,423,307
	LENDINGTREE INC	23,216	**	2,352,942
	LIBERTY TRIPADVISOR HOLDG	213,821	**	3,218,006
	LOGITECH INTL SA REG	165,635	**	4,131,522
	MSCI INC	34,656	**	2,730,200
	NIC INC	61,070	**	1,459,573
	OUTFRONT MEDIA INC	142,132	**	3,534,823
	PANDORA MEDIA INC	231,928	**	3,024,341
	PAYCOM SOFTWARE INC	42,680	**	1,941,513
	QUOTIENT TECHNOLOGY INC	86,611	**	931,068
	SALLY BEAUTY HLDGS INC	185,303	**	4,895,705
	SHUTTERSTOCK INC	36,961	**	1,756,387
	VERIFONE SYSTEMS INC	139,196	**	2,467,945
	WISDOMTREE INVESTMENTS	135,350	**	1,507,799
	YELP INC	59,066	**	2,252,187
	ZEBRA TECH CORP CL A	50,671	**	4,345,545
*	NextEra Energy (NextEra Energy, Inc. Stock Fund)	3,553,544	140,748,684	424,506,346
*	NextEra Energy (NextEra Energy, Inc. Stock Leveraged ESOP Fund)	7,726,331	116,714,131	922,987,501
*	NextEra Energy (NextEra Energy, Inc. Stock ESOP Fund)	326,530	39,611,040	39,007,262

	Total Common Stock		297,073,855	1,656,888,498

	Collective Trust Funds:
*	PIMCO Diversified Real Asset Trust	899,494	**	12,071,213
*	Blackrock Russell 2000 Index Fund M	42,934	**	758,482
*	Aristotle Small Cap Equity Collective Trust	9,380,823	**	93,433,001
*	BTC Russell 3000 M	5,543,392	**	66,432,564
*	BTC US Debt Index W	2,765,145	**	57,767,712
*	BTC ACWI EX US IMI M	2,727,819	**	30,206,777
*	BTC Equity Index T	1,865,806	**	162,034,776
*	Cohen & Steers US Realty Shares	6,660,663	**	81,326,693
*	Fidelity Low-priced Stock Pool	6,913,352	**	81,923,218
*	LS Core PL FXINC D	5,058,538	**	69,959,587
*	Fisher Investments Emerging Markets Equity Collective Trust	607,852	**	5,956,950
*	Vanguard Target Retirement	915,888	**	43,239,080
*	Vanguard Target 2015	2,889,845	**	132,990,676
*	Vanguard Target 2025	5,658,092	**	260,272,249
*	Vanguard Target 2035	4,381,832	**	201,783,384
*	Vanguard Target 2045	1,942,788	**	90,903,053
*	Vanguard Target 2055	257,595	**	14,783,404
*	SSBK Government STIF Fund (US Large Cap Growth Fund)	3,064,417	**	3,064,417
*	SSBK Government STIF Fund (Equity Income TRP Fund)	152,319	**	155,692
*	SSBK STIF Fund (Small Mid Cap Growth Fund)	3,790,322	**	3,790,322
*	SSBK Government STIF Fund (Managed Income Fund)	708,147	**	708,147

	Total Collective Trust Funds		–	1,413,561,397

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Registered Investment Companies – Mutual Funds:
*	Eaton Vance Floating-Rate & High Income Fund R6	1,596,820	**	14,067,983
*	Vanguard Prime Cap Core Fund	4,189,254	**	92,917,664
*	Vanguard VMMR-FED Money Market	90,997,217	**	90,997,217
*	JPM Equity Income R6 Fund	5,975,047	**	90,760,959
*	AF Europac Growth R6	1,683,634	**	75,830,894
*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock Fund)	3,696,221	**	3,696,221
*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock Leveraged ESOP Fund)	15,087,890	**	15,087,890
*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock ESOP Fund)	181,968	**	181,968
*	Fidelity Institutional Cash Portfolio (Managed Income Fund)	2,774,449	**	2,774,449

	Total Registered Investment Companies		–	386,315,245

	U.S. Treasury Notes:
	USTN 1.625% 04/30/19	13,008,000	**	13,141,750
	USTN 1.375% 03/31/20	38,944,000	**	38,854,602
	USTN 1.75% 12/31/20	33,214,000	**	33,179,562
	USTN 1.125% 01/15/19	2,297,000	**	2,303,999
	USTN 1.375% 2/28/19	7,057,000	**	7,107,930
	USTN 0.75% 07/15/19	10,677,000	**	10,554,884
	USTN 1.25% 10/31/21	6,428,000	**	6,240,637
	UST NOTE 1.375% 12/15/19	2,224,000	**	2,218,990
	UST NOTES 1.625% 06/30/2019	13,149,100	**	13,243,023
	UST NOTES 1.625% 07/31/20	10,898,000	**	10,957,321

	Total U.S. Treasury Notes		–	137,802,698

	Government Agency Notes:
	FHLB 0.875% 06/29/18	1,825,000	**	1,818,435
	FNMA 1.5% 11/30/20	3,658,000	**	3,613,916
	FNMA 1.125% 12/14/18	902,000	**	900,419
	FNMA 1.375% 02/26/21	5,624,000	**	5,536,481
	FNMA 1% 02/26/19	2,363,000	**	2,355,942
	FNMA 0.875% 08/02/19	953,000	**	942,788
	FNMA 1% 10/24/19	3,282,000	**	3,240,990
	FNMA 1.875% 09/18/18	1,768,000	**	1,797,629
	FHLMC 0.75% 04/09/18	4,198,000	**	4,189,072

	Total Government Agency Notes		–	24,395,672

	Mortgage Backed Securities:
	BACM 2016-UB10 A2 2.723% 06/49	415,000	**	420,035
	CD 2007-CD5 A1A 5.8% 11/44	408,860	**	418,900
	COMM 2015-CR22 A2 2.856% 03/48	214,000	**	218,473
	CSMC 16-NXSR A1 1.9708% 12/49	174,000	**	173,943
	COMM 2012-LC4 A4 3.288% 12/44	215,000	**	223,895
	COMM 2012-CR1 A2 2.35% 5/45	156,338	**	156,656
	COMM 2012-CR3 ASB 2.372% 11/45	291,000	**	293,069
	COMM 2014-CR17 A2 3.012% 05/47	490,000	**	501,443
	COMM 2014-CR18 A2 2.924% 07/47	380,000	**	389,013
	CSAIL 2016-C7 A1 1.4928% 11/49	266,088	**	264,690
	CGCMT 2016-P6 A1 1.884% 12/49	88,000	**	87,949
	CGCMT 2012-GC8 A4 3.024% 9/45	106,000	**	108,720
	CGCMT 13-GC11 A1 0.754% 4/46	56,975	**	56,883
	CWCI 2007-C2 A3 5.484% 04/47	200,411	**	201,848
	COMM 2007-C9 A4 CSTR 12/49	261,759	**	265,186
	COMM 2013-LC6 A1 .7240% 1/46	24,966	**	24,951
	CGCMT 2016-P4 A2 2.446% 07/49	154,000	**	154,683
	GSMS 2013-GC10 A2 1.84% 2/46	109,541	**	110,015
	GSMS 2013-GC10 A5 2.943% 02/46	261,000	**	265,110
	GSMS 2012-GCJ7 A4 3.377% 05/45	954,000	**	996,295
	GSMS 2012-GCJ9 A3 2.773% 11/45	318,000	**	321,101
	GSMS 2013-GC12 A1 VAR 06/46	77,215	**	77,072
	GSMS 2016-GS4 A1 1.532% 11/49	81,150	**	80,787
	GSMS 14-GC18 AAB 3.648% 01/47	89,000	**	93,704
	GSMS 14-GC20 AAB 3.655% 04/47	103,000	**	108,461
*	JPMCC 2015-JP1 A2 3.1438% 1/49	351,000	**	362,678
*	JPMCC 2007-LDPX A3 5.42% 01/49	99,812	**	100,288
*	JPMCC 2013-C10 .7302% 12/15/47	33,858	**	33,816
*	JPMBB 15-C29 A2 2.8596% 05/48	310,000	**	317,823
*	JPMCC 16-JP4 A2 2.9343% 12/49	384,000	**	394,180
*	JPMDB 16-C4 A1 1.4943% 12/49	1,426,421	**	1,406,402
	LBUBS 2007-C7 A3 5.886% 9/45	262,914	**	270,264
	MSBAM 15-C22 ASB 3.04% 4/15/48	151,000	**	152,858

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	MSBAM 2014-C14 A2 2.916% 2/47	566,000	**	578,113
	MSBAM 2016-C32 A1 1.819% 12/49	250,000	**	249,718
	MSC 2007-IQ13 A1A 5.312% 3/44	81,168	**	81,627
	MSC 2007-T27 A1A CSTR 6/42	604,844	**	614,792
	MSBAM 2012-C6 A4 2.858% 11/45	467,000	**	475,545
	MSBAM 13-C13 ASB 3.557% 11/46	420,000	**	441,263
	MSBAM 2016-C31 A1 1.555% 11/21	177,907	**	176,008
	UBSBB 2012-C2 A4 3.525 5/63	343,000	**	359,898
	UBSBB 2012-C4 A1 .6728 12/45	15,571	**	15,568
	UBSBB 2013-C6 A1 0.8022% 4/46	71,419	**	71,258
	WFRBS 13-C14 A1 .836% 6/15/46	21,789	**	21,782
	WFRBS 2013-C14 A2 2.133% 6/46	150,000	**	151,101
	WFRBS 2011-C3 A4 4.375% 3/44	437,000	**	470,244
	WFRBS 2012-C8 A2 1.881% 8/45	176,368	**	176,937
	WFRBS 2013-C11 A5 3.071% 03/45	283,000	**	289,094
	WFRBS 13-C12 ASB 2.838% 03/48	69,000	**	70,331
	WFRBS 13-C16 ASB 3.963% 09/46	144,000	**	153,229
	WBCMT 2006-C26 A1A CSTR 6/45	45,214	**	45,355
	WFCM 2012-LC5 A3 2.918% 10/45	97,000	**	98,948
	WFCM 2012-LC5 ASB 2.528% 10/45	265,000	**	268,118
	WFCM 2013-LC12 A1 1.676% 7/46	397,283	**	398,578
	WFCM 2016-C34 A2 2.603% 05/49	164,000	**	165,678
	WFCM 2016-C35 A2 2.495% 07/48	123,000	**	123,608
	WFCM 2016-LC25 1.795% 12/15/59	232,000	**	230,846
	WFCM 2016-C36 A1 1.522% 11/59	115,111	**	113,980
	WFCM 2016-C37 A1 1.847% 12/49	183,000	**	182,949
	WFCM 2016-C37 A2 3.03% 12/49	268,000	**	276,542
	FNR 2013-16 GP 3% 03/33	493,604	**	508,098
	FNR 2014-83 P 3% 06/43	630,107	**	643,711
	FNR 2015-32 PA 3% 4/44	506,136	**	514,866
	FNR 2015-28 P 2.5% 5/45	1,425,731	**	1,433,992
	FNR 2015-28 JE 3% 05/45	1,191,714	**	1,224,339
	FNR 2015-42 LE 3% 06/45	847,560	**	870,694
	FNR 2015-49 LE 3% 07/45	603,107	**	619,060
	FNR 2015-54 LE 2.5% 07/45	752,740	**	754,857
	FNR 2016-19 AH 3% 04/46	684,165	**	701,992
	FNR 2016-26 CG 3% 05/46	1,689,730	**	1,732,391
	FNR 2016-27 HK 3% 01/41	874,197	**	896,652
	FNR 2016-27 KG 3% 01/40	458,895	**	470,456
	FNR 2016-37 BK 3% 06/46	1,761,248	**	1,807,879
	FNR 2016-34 GH 3% 06/46	1,694,044	**	1,740,291
	FNR 2016-105 PA 3.5% 4/45	756,000	**	787,769
	FNR 2016-100 P 3.5% 11/44	1,174,000	**	1,221,602
	FHR 4046 LA 3% 11/2026	387,744	**	395,025
	FHR 3820 DA 4% 11/35	125,870	**	129,612
	FHR 2015-4472 WL 3% 05/45	573,762	**	589,323
	FHR 2016-4622 HA 3% 11/43	1,623,825	**	1,652,836
	FHR SER 4221 CLS GA 1.4% 7/23	453,977	**	448,133
	FHR 3741 HD 3% 11/15/39	147,101	**	148,924
	FHR 2010-3645 KP 5% 02/40	301,550	**	330,642
	GNR 13-41 PA 2.5% 04/40	294,072	**	298,509
	FHLG 15YR 4.50% 8/18 #E98688	27,244	**	27,943
	FHLG 15YR 4.50% 9/18 #E99205	11,332	**	11,631
	FHLG 15YR 4.50% 10/18 #E99833	15,213	**	15,616
	FHLM ARM 3.53% 4/40 #1B4657	38,331	**	40,620
	FHLM ARM3.58% 4/40 #1B4702	34,836	**	37,058
	FHLG 7.50% 7/34 #G02115	125,605	**	147,791
	FHLG 15YR 5.00% 3/19 #G13052	39,645	**	40,819
	FHLG 15YR 5.00% 4/20 #G13598	58,761	**	60,687
	FHLG 15YR 3.5% 08/30#G15273	592,166	**	620,841
	FHLG 25YR 5.50% 7/35 #G05815	51,773	**	58,284
	FHLM ARM 4.941% 11/35 #1J1228	34,688	**	36,495
	FHLG 20YR 3.5% 06/32#C91456	795,586	**	832,927
	FHLM ARM 3.717% 05/41#1B8124	27,624	**	29,187
	FHLM ARM 3.224% 4/41#1B8179	22,405	**	23,299
	FHLM ARM 3.464% 5/1/41#1B8304	19,712	**	20,850
	FHLM ARM 3.627% 6/1/41#1B8372	28,771	**	30,401
	FHLM ARM 3.283 6/1/41	28,649	**	30,246
	FHLM ARM2.98% 8/41 #1B8533	63,063	**	65,691
	FHLM ARM3.07% 9/41 #1B8608	39,560	**	42,025
	FHLM ARM 3.242% 9/1/41#1B8659	22,882	**	23,928
	FHLG 5.50% 3/34 #G01665	75,585	**	85,155

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FHLG 15YR 5.50% 4/18 #G11389	5,629	**	5,752
	FHLG 15YR 4.00% 9/25 #E02787	149,783	**	160,843
	FHLG 15YR 4.00% 4/26 #E02867	77,111	**	82,083
	FHLG 15YR 4.50% 11/18 #B10931	9,644	**	9,920
	FHLM ARM 4.199% 8/36 #848185	19,694	**	20,711
	FHLM AR 12M+187.9 10/42#849255	115,304	**	122,177
	FHLG 15YR 3% 05/29#J29409	1,399,559	**	1,446,193
	FHLG 5.50% 5/34 #Z40042	567,197	**	638,016
	FNMA 15YR 6.00% 12/17 #254547	146	**	149
	FNMA 5.50% 11/34 #310105	409,556	**	460,580
	FNMA ARM 3.228% 7/41#AI3469	30,583	**	32,262
	FNMA ARM3.01% 8/41 #AI4358	11,386	**	12,023
	FNMA ARM 3.545% 07/41#AI6050	41,875	**	43,778
	FNMA ARM 3.365% 10/41#AI6819	16,287	**	17,071
	FNMA 15YR 3.5% 07/26#AI7819	47,012	**	49,261
	FNMA ARM 09/41#AI9813	18,754	**	19,539
	FNMA ARM 10/41#AJ3399	8,252	**	8,610
	FNMA ARM2.69% 9/41 #AH5260	110,979	**	115,608
	FNMA ARM2.57% 10/41 #AH5261	53,001	**	55,299
	FNMA 15YR 3.50% 1/26 #AL1168	123,771	**	129,750
	FNMA 15YR 3.50% 3/27 #AL1746	549,353	**	575,977
	FNMA 15YR 3.5% 10/29#AL5851	184,261	**	193,422
	FNMA 15YR 3.5% 09/29#AL5878	439,642	**	461,635
	FNMA 15YR 4.5% 11/25#AL8242	336,916	**	358,099
	FNMA 15YR 3% 09/31#AL8853	2,264,669	**	2,343,312
	FNMA ARM 06/42#AO2244	35,296	**	36,668
	FNMA 15YR 3.5% 01/27 #AX1909	209,099	**	219,167
	FNMA 6.50% 7/32 #545759	20,241	**	23,222
	FNMA 6.50% 7/32 #545762	11,931	**	13,685
	FNMA 15YR 7.00% 11/18 #555999	27	**	27
	FNMA ARM4.68% 11/34 #735011	39,233	**	41,101
	FNMA 6.50% 12/32 #735415	11,920	**	13,670
	FNMA 6.50% 7/35 #745092	13,085	**	15,054
	FNMA ARM4.53% 12/34 #802852	34,274	**	36,309
	FNMA 6.50% 8/36 #888034	17,484	**	20,045
	FNMA 6.50% 8/36 #888544	57,315	**	65,809
	FNMA ARM4.21% 5/35 #889946	57,428	**	60,605
	FNMA ARM4.30% 2/35 #995017	473,696	**	497,281
	FNMA ARM 7/35 #995414	56,722	**	59,962
	FNMA ARM 4.55% 10/35 #995415	220,713	**	233,928
	FNMA ARM 11/36 #995606	59,134	**	62,263
	FNMA ARM2.61% 4/35 #995609	21,811	**	23,087
	FNMA ARM 12/33#AD0066	21,788	**	23,014
	FNMA 6.50% 12/35 #AD0723	69,180	**	80,470
	FNMA ARM3.47% 3/40 #AD0820	39,286	**	41,765
	FNMA ARM3.60% 3/40 #AD1555	49,158	**	52,315
	FNMA 6.50% 8/36 #AE0746	51,260	**	58,826
	FNMA ARM 11/40#AE6806	16,075	**	17,006
	GNMA 30YR 5.5% 06/35#783800	79,333	**	91,274

	Total Mortgage Backed Securities		–	46,704,071

	Asset Backed Securities:
	AMOT 2012-5 A 1.54% 09/19	490,000	**	491,032
	AMOT 2015-3 A 1.63% 05/20	620,000	**	619,699
	ALLYL 2015-SN1 A3 1.21% 03/17	52,258	**	52,280
	ALLYA 2015-1 A3 1.39% 09/19	437,000	**	437,583
	AMXCA 2014-2 A 1.26% 01/20	681,000	**	681,812
	AMXCA 2014-3 A 1.49% 04/20	1,674,000	**	1,678,906
	AMXCA 2014-4 A 1.43% 06/20	285,000	**	285,653
	BACCT 2015-A2 A 1.36% 09/20	786,000	**	786,113
	BMWLT 2015-1 A3 1.24% 12/17	454,605	**	454,895
	BMWOT 2016-A A3 1.41% 07/20	441,000	**	436,817
	COMET 2014-A2 A2 1.26% 01/20	690,000	**	690,770
	COMET 2014-A5 A 1.48% 07/20	1,640,000	**	1,644,467
	COMET 2015-A1 A 1.39% 01/21	620,000	**	620,093
	COMET 2015-A5 A5 1.60% 5/21	780,000	**	782,705
	COMET 2015-A7 A7 1.45% 08/21	215,000	**	214,689
	COMET 2016-A3 A3 1.34% 04/22	830,000	**	821,309
	COMET 2016-A4 A4 1.33% 6/15/22	656,000	**	647,609
	CARMX 16-4 A3 1.4% 08/21	570,000	**	564,247
	CARMX 2014-3 A3 1.16% 06/19	235,730	**	235,737
	CARMX 2014-4 A3 1.25% 11/19	243,319	**	243,371

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	CARMX 2015-3 A3 1.63% 06/20	302,000	**	303,004
	CARMX 2015-1 A3 1.38% 11/19	292,509	**	292,792
	CARMX 2016-2 A3 1.52% 02/21	333,000	**	331,745
	CHAIT 2014-A1 A 1.15% 01/19	1,890,000	**	1,890,971
	CHAIT 2014-A7 A7 1.38% 11/19	829,000	**	830,229
	CHAIT 2015-A2 A2 1.59% 02/20	1,092,000	**	1,095,881
	CHAIT 2015-A5 A5 1.36% 04/20	620,000	**	620,010
	CHAIT 15-A7 A7 1.62% 7/20	835,000	**	837,271
	CHAIT 2016-A2 A 1.37% 06/15/21	813,000	**	805,655
	CHAIT 2016-A5 A5 1.27% 07/21	660,000	**	651,571
	CCCIT 2014-A4 A4 1.23% 04/19	685,000	**	686,842
	CCCIT 2014-A6 A6 2.15% 07/21	1,322,000	**	1,345,468
	CCCIT 2014-A8 A8 1.73% 04/20	1,298,000	**	1,308,089
	CCCIT 2016-A1 A1 0% 11/21	814,000	**	811,324
	DCENT 2012-A6 A6 1.67% 01/22	1,387,000	**	1,382,753
	DCENT 2014-A3 A3 1.22% 10/19	685,000	**	685,602
	DCENT 2014-A4 A4 2.12% 12/21	639,000	**	643,889
	DCENT 2014-A5 A 1.39% 04/20	1,305,000	**	1,307,742
	DCENT 2015-A2 A 1.90% 10/22	320,000	**	318,913
	DCENT 2016-A1 A1 1.64% 07/21	630,000	**	630,313
	DCENT 2016-A4 A4 1.39% 3/22	657,000	**	649,907
	FORDF 2015-4 A1 1.77% 8/20	620,000	**	621,395
	FORDF 2016-1 A1 1.76% 02/21	310,000	**	309,436
	FORDF 2016-3 A1 1.55% 07/21	824,000	**	816,073
	FORDR 2014-2 A 2.31% 04/26	1,015,000	**	1,024,531
	FORDL 15-A A3 1.13% 6/18	730,627	**	731,080
	FORD CRD 16-1 A 2.31% 08/27	249,000	**	248,772
	FORDR 2015-2 A 2.44% 01/27	327,000	**	330,228
	FORDO 2015-C A3 1.41% 02/20	461,000	**	461,447
	FORDO 2016-C A3 1.22% 03/21	669,000	**	663,907
	FORDO 2016-A A3 2.01% 07/20	626,000	**	626,116
	FORDO 16-B A3 1.33% 10/20	469,000	**	467,735
	GMALT 2015-2 A3 1.68% 12/18	460,000	**	461,483
	GMALT 2015-1 A3 1.53% 09/18	538,000	**	538,978
	HAROT 2015-4 A3 1.23% 09/23/19	425,000	**	424,108
	HAROT 2016-2 A3 1.39% 4/20	274,000	**	273,745
	HAROT 2016-4 A3 1.21% 12/20	669,000	**	664,018
	HUNT AUTO 16-1 A3 1.57% 11/20	326,000	**	325,562
	HART 2015-B A3 1.12% 11/19	596,000	**	595,206
	HART 2016-B A3 1.29% 4/21	717,000	**	711,634
	HART 2015-C A3 1.46% 02/20	452,000	**	452,480
	HFMOT 2016-1A A2 1.81% 03/21	351,000	**	350,464
	HART 2016-A A3 1.56% 09/20	220,000	**	220,097
	MBART 2016-1 A3 1.26% 02/21	625,000	**	620,301
	NMOTR 2016-A A2 1.54% 06/21	352,000	**	350,013
	NAROT 2015-C A3 1.37% 5/20	460,000	**	459,570
	NAROT 2016-A A3 1.34% 10/15/20	352,000	**	351,152
	NAROT 2016-B A3 1.32% 01/15/21	376,000	**	373,956
	NAROT 2016-C A3 1.18% 01/21	586,000	**	580,812
	NEF 2005-1 A5 4.74% 10/45	133,337	**	126,852
	SSTRT 2016-1A A3 1.524% 03/20	371,000	**	368,944
	SYNCT 2015-2 A 1.60% 4/21	620,000	**	620,964
	SYNCT 2015-3 A 1.74% 9/21	215,000	**	215,281
	TAOT 2015-C A3 1.34% 6/19	780,000	**	780,505
	TAOT 2016-B A3 1.3% 04/20	296,000	**	295,250
	TAOT 2015-B A3 1.27% 05/19	1,000,000	**	1,000,547
	TAOT 2016-A A3 1.25% 03/20	482,000	**	481,307
	TAOT 2016-C A3 1.14% 08/20	373,000	**	370,739
	USAOT 2015-1 A3 1.2% 06/19	312,000	**	312,381
	USAOT 2016-1 A3 1.2% 6/20	271,000	**	270,052
	VZOT 2016-1A A 1.42% 1//20	584,000	**	580,189
	VZOT 2016-2A A 1.68% 5/21	676,000	**	674,507
	VALET 2013-2 A3 0.7% 04/18	98,758	**	98,685
	VALET 2014-1 A3 .91% 10/22/18	191,507	**	191,310
	VWALT 2015-A A3 1.25% 12/17	351,451	**	351,614
	WOART 2014-B A3 1.14% 01/20	419,932	**	419,766
	WOLS 2015-A A3 1.54% 10/18	557,000	**	557,900
	WOLS 2014-A A3 1.16% 09/17	192,943	**	193,039
	WOART 16-B A3 1.3% 2/22	544,000	**	537,030
	WOART 2016-A A3 1.77% 09/21	323,000	**	323,577

	Total Asset Backed Securities		–	52,644,496

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds:
	APPLE INC 1% 5/3/18	1,388,000	**	1,384,831
	APPLE INC 2.85% 5/6/21	510,000	**	523,719
	AUSTRALIA & NZ 1.45% 5/15/18	370,000	**	368,954
	AUST & NZ BKG NY 2.25% 6/13/19	710,000	**	712,797
	AUSTRALIA & NZ BKG 2% 11/16/18	320,000	**	321,501
	BANK OF MONTREAL 1.8% 7/15/18	620,000	**	624,966
	BANK OF MONTREAL 1.5% 7/18/19	1,000,000	**	993,259
	BANK OF MONTREL 2.375% 1/25/19	400,000	**	407,441
	BANK NOVA SCOTIA 2.8% 07/21/21	500,000	**	509,548
	BERKSHIRE HATH 1.7% 3/15/19	277,000	**	278,076
	BERKSHIRE HTHWY INC 2.1% 08/19	1,000,000	**	1,016,536
	BERKSHIRE HATH 2.2% 3/15/21	244,000	**	244,865
	BERKSHIRE HATH 2.75% 3/15/23	320,000	**	321,061
	CHEVRON CORP NEW 1.961% 03/20	1,555,000	**	1,559,901
	CISCO SYSTEMS INC 2.125% 3/19	690,000	**	703,818
	CISCO SYSTEMS 2.45% 6/15/20	1,000,000	**	1,012,455
	CISCO SYSTEMS 1.85% 9/20/21	490,000	**	480,446
	COCA-COLA CO 1.15% 04/01/18	760,000	**	760,361
	COLGATE-PALMOLIVE 0.9% 5/1/18	483,000	**	481,170
	COMMONWEALTH NY 2.25% 03/13/19	681,000	**	687,959
	COMMONWEALTH BK NY 2.3% 9/6/19	650,000	**	656,421
	COMMWLTH BK ASTL NYB 2.3% 3/20	310,000	**	310,388
	EXXON MOBIL CORP 2.726% 3/1/23	503,000	**	508,776
	EXXON MOBIL CORP 2.222% 3/1/21	640,000	**	644,581
	GENERAL ELEC CO 3.375% 3/11/24	602,000	**	624,243
	HSBC USA INC 2.625% 09/24/18	198,000	**	201,392
	HSBC HOLDINGS 2.95% 5/25/21	1,000,000	**	1,001,697
	HSBC USA INC 2.25% 06/23/19	1,000,000	**	999,879
*	JPMORGAN CHASE 1.65% 9/23/19	2,000,000	**	1,988,157
	MASSMUTUAL 1.55% 10/11/19 144A	2,000,000	**	1,982,287
	MERCK & CO INC NEW 1.85% 02/20	1,000,000	**	1,007,338
	MET LFE GLB 1.55% 9/13/19 144A	1,500,000	**	1,483,474
	MICROSOFT CORP 1.625% 12/06/18	1,000,000	**	1,006,514
	MICROSOFT CORP 1.55% 8/8/21	1,000,000	**	975,157
	MIDAMERICAN ENE 2.4% 03/15/19	750,000	**	764,159
	NYLIFE GLBL 1.7% 9/14/21 144A	1,000,000	**	968,469
	ONTARIO PROV 2% 09/27/18	2,340,000	**	2,370,117
	ORACLE CORP 2.25% 10/8/19	1,150,000	**	1,169,357
	ORACLE CORP 1.9% 09/15/21	660,000	**	650,393
	PECO ENERGY CO 1.7% 9/30/21	660,000	**	643,229
	PUBLIC SVC ELEC 2.3% 09/15/18	1,000,000	**	1,017,475
	PUBLIC SVC ELEC 1.8% 06/01/19	700,000	**	700,090
	ROYAL BK CDA GLB 1.5% 1/16/18	603,000	**	606,231
	ROYAL BK CDA 2.2% 7/27/18	769,000	**	781,239
	ROYAL BK OF CDA 2.15% 03/15/19	340,000	**	343,361
	ROYAL BK CAN GL 1.8% 07/30/18	300,000	**	303,175
	ROYAL BK CAN GL 2.35% 10/30/20	1,300,000	**	1,302,327
	SAN DIEGO G&E 3% 8/15/21	550,000	**	571,571
	SCHLUMBERG 2.35% 12/21/18 144A	872,000	**	879,577
	SHELL INTL FIN 1.125% 8/21/17	590,000	**	592,344
	SHELL INTL FIN BV 2.125% 05/20	468,000	**	468,822
	SHELL INTL 2.25% 11/10/20	806,000	**	806,816
	SOUTHERN CA GAS 1.55% 6/15/18	1,000,000	**	1,001,283
*	STATE STREET CRP 1.95% 5/19/21	1,000,000	**	981,324
	SUMITOMO MITSUI BKG 1.8% 7/17	944,000	**	953,890
	SUMITOMO BKG 2.45% 1/10/19	430,000	**	437,207
	SUMITOMO BKG 2.25% 07/11/19	500,000	**	504,514
	TORONTO DOM 1.4% 4/30/18	760,000	**	759,859
	TORONTO DOMINI 2.625% 09/10/18	754,000	**	771,519
	TORONTO DOMINION 2.25% 11/5/19	800,000	**	807,168
	TORONTO DOM BANK 2.125% 4/7/21	350,000	**	346,087
	TOTAL CAP CDA L 1.45% 01/15/18	416,000	**	418,694
	TOTAL CAP INTL 1.55% 6/28/17	390,000	**	390,679
	TOTAL CAP INTL 2.125% 01/10/19	700,000	**	712,384
	TOTAL CAP INTL 2.75% 06/19/21	340,000	**	344,019
	TOYOTA MOTOR CR 2% 10/24/18	700,000	**	706,616
	TOYOTA MOTOR CRDIT 2.125% 7/19	500,000	**	506,760
	TOYOTA MOTOR CR 1.55% 10/18/19	288,000	**	285,282
	WELLS FARGO 1.5% 01/18	1,500,000	**	1,508,348
	WELLS FARGO & CO 2.15% 1/15/19	1,392,000	**	1,412,969
	WELLS FARGO 3% 01/22/21	635,000	**	654,052

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan# 002

Schedule H, line 4i - Schedule of Assets (held at end of year)

12/31/2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	WELLS FARGO & CO MTN 2.6% 7/20	460,000	**	467,607
	WPACBKG 1.6% 1/12/18	402,000	**	404,661
	WESTPAC BANK CORP 1.2% 5/19/17	680,000	**	681,127
	WESTPAC BANKING 1.5% 12/01/17	330,000	**	330,492
	WESTPAC BANKING 1.6% 08/19/19	650,000	**	645,779
	BK OF NOVA SCOTIA 2.05% 6/5/19	1,000,000	**	1,001,882
	TORONTO DOM BK 2.125% 7/02/19	340,000	**	344,297
	US BANK NA CIN 2.125% 10/19	1,451,000	**	1,460,954

	Total Corporate Bonds		–	60,562,173

	Synthetic guaranteed investment contract and wrapper contracts:
	Adjustment from fair value to contract value guaranteed investment contract		**	(1,280,186)
*	GIC State Street Bank and Trust Company Boston Contract # 107049 –wrapper		**	37,621

	Total synthetic guaranteed investment contract and wrapper contracts:		–	(1,242,565)

*	Participant loans	3.25%-3.50% Maturing 2017 - 2022	**	70,823,295

	Total investments at year end		297,073,855	3,848,454,980

*	Party-in-interest
**	Historical cost is disclosed only for non-participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2017		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP